FIRST AMENDMENT TO OPTION AGREEMENT

This First Amendment to Option Agreement (the “Amendment”) is made as of September 17, 2003, by and between Specialty Restaurant Group, LLC, a Delaware limited liability company (the “Company”) and Ruby Tuesday, Inc., a Georgia corporation, (the “Optionee”). Capitalized terms used but not defined in this Amendment shall have the same meaning attributed to such terms in that certain Option Agreement between Company and Optionee dated as of November 20, 2000 (the “Option Agreement”).

WITNESSETH

WHEREAS, the Company and Optionee are parties to the Option Agreement; and

WHEREAS, the Company and Optionee wish to amend the terms and conditions of the Option Agreement as hereinafter setforth:

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is confessed and acknowledged by each party, it is hereby agreed between the parties hereto as follows:

1.	Notwithstanding the terms and conditions of Section 1.1 of the Option Agreement, the Option Period is hereby extended until and through November 20, 2015.

2.	Notwithstanding the terms and conditions of Section 1.1 of the Option Agreement, the Exercise Price which must be paid by Optionee in connection with its exercise of the Option shall be $10,000.00 at all times during the Option Period.

3.	In all other respects, the Option Agreement is ratified and reaffirmed.

IN WITNESS WHEREOF, the Company and Optionee have executed and delivered this Amendment as of September 17, 2003.

COMPANY: Specialty Restaurant Group, LLC
/s/ James H. CarMichael By: James H. CarMichael, President

OPTIONEE: Ruby Tuesday, Inc.
/s/ Samuel E. Beall, III